51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

RepliCel Life Sciences Inc. ("RepliCel" or the "Company")
900 - 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2 Date of Material Change

November 27, 2020

Item 3 News Release

The news release dated November 27, 2020 was disseminated through Market News and Stockwatch.

Item 4 Summary of Material Change

On November 27, 2020, the Company announced that the Company has determined, on the recommendation of the Audit Committee of the Company's Board of Directors (the "Audit Committee") and after consultation with BDO Canada LLP, the Company's independent registered public accounting firm, that the Company's previously issued audited financial statements for the years ended December 31, 2019 and 2018 and the unaudited interim financial statements for third quarter of 2018, the first, second and third quarters of 2019, and the first and second quarters of 2020, as filed on SEDAR, and with the U.S. Securities and Exchange Commission on Form 6-K, will be restated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and should no longer be relied upon.

RepliCel management was recently notified by BDO Canada LLP of a potential error in previously audited and unaudited interim financial statements. Management and the Audit Committee has now concluded that an error was made in how a contingent liability included in the Company's 2018 License and Collaboration Agreement with YOFOTO (China) Health Industry, Co. (the "Agreement") was measured and recorded. The error and required restatements pertain to that fact that the put liability included in the Agreement was measured as a derivative liability rather than at the present value of the exercise price of the put.  The put was initially determined to have $nil value for the purposes of the Company's financial statements however management has now determined that the initial present value of the exercise price upon issuance was $520,000.  In subsequent periods, the put liability will be recorded at amortized cost.

It has now been determined that as of July 10, 2018, the date the Company entered in to the Agreement, the Company's:

  contract asset was understated by approximately $100,000;
  contract liability was understated by approximately $1,000,000;
  put obligation was understated by approximately $520,000; and
  common shares and warrants recorded in equity were overstated by approximately $1,420,000.

It has now been determined that for the reporting periods subsequent to July 10, 2018, the:

  reported license revenue was understated in each period;
  accretion expense related to the put liability was understated; and

  amortization expense related to the contract asset was understated.

It has now been determined that for the year ended December 31, 2018, cash flows from operating activities were understated by approximately $1,000,000 and cash flows from financing activities were overstated by the same amount.

The Company intends to amend, restate and refile the audited financial statements and related management discussion and analysis for the years ended December 31, 2019 and 2018.  The Company will not be filing amended and restated interim financial statements but will address the correction in the Company's interim financial statements for the three and nine month period ended September 30, 2020 and in the restated and refiled December 31, 2019 and 2018 audited financial statements.

A copy of the amended and restated financial statements and management discussion and analysis for the years ended December 31, 2019 and 2018 and a copy of the interim financial statements and management discussion and analysis for the three and nine month period ended September 30, 2020 will be posted on the Company's website and filed under the Company's profile on SEDAR at www.sedar.com..

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR at www.sedar.com.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Contact: Lee Buckler, CEO and President
Telephone: 604.248.8693

Item 9 Date of Report

November 27, 2020